CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
THE ACQUISITION OF SUBSTANTIALLY ALL OF THE ASSETS
OF DEVON CANADA CORPORATION
CALGARY, ALBERTA – MAY 29, 2019 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces it has entered into an agreement, subject to regulatory approval, to acquire substantially all of the assets of Devon Canada Corporation (“Devon”), for a cash purchase price of C$3.775 billion (subject to closing adjustments), with an effective date of January 1, 2019 and a targeted closing date of June 27, 2019.
Devon’s high quality land and production are located in Western Canada and are within Canadian Natural’s core areas. The asset base consists of 100% operated long life low decline thermal in situ production as well as 95% operated conventional primary heavy crude oil production, both adjacent to existing Canadian Natural assets.
The current production and reserves, before royalties, from the working interests to be acquired by Canadian Natural are as follows:

Crude Oil Before Royalties	Production Capability	Total Proved Reserves (MMbbl of crude oil)(1)	Total Proved plus Probable Reserves (MMbbl of crude oil)(1)
Thermal in situ	108,200 bbl/d	701	801
Conventional	20,100 bbl/d	29	78
Total	128,300 bbl/d	730	879

(1)	Canadian Natural internal estimates.
Additionally, the assets acquired include 1.5 million acres of land, of which 1.0 million acres are undeveloped, providing significant upside value and opportunities.
Commenting on the acquisition, Canadian Natural’s President Tim McKay stated “These high quality assets complement our existing asset base and provide further balance to our production profile, while not increasing the need for incremental market access out of western Canada, as it is already existing production. The assets provide us the opportunity to add value through synergies, including facility consolidation and operating and marketing efficiency opportunities, with targeted benefits of C$135 million on an annualized basis. Through economies of scale, as well as complementary research and development efforts, we target to leverage technology advancements across the combined portfolio to drive continuous improvement, cost reductions and production optimization.”
Canadian Natural’s Executive Vice-Chairman Steve Laut continued “This acquisition is a great fit for Canadian Natural resulting in a win for both parties and provides further balance to our diverse portfolio. Canadian Natural will now have thermal in situ productive capacity of approximately 320,000 bbl/d, with targeted 2019 exit production of approximately 250,000 bbl/d. This productive capacity provides Canadian Natural with significant opportunities to grow production volumes at very attractive economics, through leveraging the significant existing infrastructure at each of Jackfish, Kirby South, Kirby North and Primrose.
At exit 2019, our targeted production balance will improve to 250,000 bbl/d of thermal in situ production, 450,000 bbl/d of oil sands mining and upgrading production, 150,000 bbl/d of conventional light crude oil and NGLs production,

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

120,000 bbl/d of heavy crude oil production and 220,000 BOE/d of natural gas production. The ongoing opportunity to leverage technology, innovation and drive synergies is further enhanced through the economies of scale gained. We welcome to Canadian Natural approximately 735 new employees from Devon, comprised of both field and head office personnel, and look forward to capturing their ideas and energy, and creating successes as we have done in the past with Devon employees who have joined us.”
As part of the transaction, the Company has negotiated a new C$3.25 billion committed term facility, which is available upon closing and is estimated to fully fund the net purchase price, after operations closing adjustments from the effective date. The committed acquisition facility was provided by TD Securities as sole underwriter and bookrunner and TD Securities acted as Financial Advisor to the Company on the transaction.
Based on current strip pricing, the Company will continue to generate significant free cash flow (defined as adjusted funds flow less budgeted capital and dividends) in 2019 and beyond and purchase shares under its normal course issuer bid throughout 2019 in accordance with its defined free cash flow allocation policy. Balance sheet metrics, based upon current strip pricing, are targeted to exit 2019 with debt to book capitalization of approximately 37% and debt to adjusted EBITDA at approximately 1.6x.
The transaction is subject to normal closing conditions and regulatory approvals.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.
CONFERENCE CALL
A conference call will be held at 6:30 a.m. Mountain Time, 8:30 a.m. Eastern Time on Wednesday, May 29, 2019.
The North American conference call number is 1-866-521-4909 and the outside North American conference call number is 001-647-427-2311. Please call in 10 minutes prior to the call starting time.
An archive of the broadcast will be available until 6:00 p.m. Mountain Time, Wednesday, June 12, 2019. To access the rebroadcast in North America, dial 1-800-585-8367. Those outside of North America, dial 001-416-621-4642. The conference archive ID number is 1378594.
WEBCAST
The conference call will also be webcast live with user defined slides and can be accessed on the home page of our website at www.cnrl.com. Presentation slides will be available on Canadian Natural’s website in PDF format shortly before the live conference call webcast.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT Executive Vice-Chairman TIM S. MCKAY President MARK A. STAINTHORPE Chief Financial Officer and Senior Vice-President, Finance Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com